                                                                 October 2, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:  Max A. Webb

RE: TURQUOISE FUNDING 1 LIMITED
    REGISTRATION STATEMENT ON FORM S-3 (THE "REGISTRATION STATEMENT") -
    FILE NO. 333-136826, 01 AND 02

Dear Mr. Webb:

Thank you for your letter dated September 18, 2006 setting forth the comments of the staff of the Securities and Exchange Commission to the Registration
Statement on Form S-3 filed on August 22, 2006 in respect of notes to be offered from time to time by Turquoise Card Backed Securities PLC, a public limited liability company incorporated in England and Wales.

     The responses to the staff's comments are set forth below. For convenience, we have re-typed in italics the staff's comment preceding each response.

Registration Statement on Form S-3 General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4.
     of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Turquoise Funding 1 Limited, the depositor in this transaction, Turquoise Card
Backed Securities PLC, the issuing entity in respect of the Notes and Turquoise
Receivables Trustee Limited, have not been subject to the reporting requirements of Section 12 or 15(d) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), in respect of asset-backed securities of the same class as the
Notes to be offered pursuant to the Registration Statement.

The Depositor is an "orphan entity" and has no affiliates.

2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

All material terms to be included in the finalized program-wide agreements will be disclosed in the final Rule 424(b) prospectus and will be filed prior to the effectiveness of the Registration Statement, and all material terms to be included in finalized series-specific documents will be disclosed in Rule 424(b)
prospectuses and will be filed as exhibits under the cover of a current report on Form 8-K, to be incorporated by reference into the Registration Statement.

3.   Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Opinions covering the matters referred to in Items 601(b)(5)(i) and 601(b)(8) of
Regulation S-K will be filed at the time of each takedown. As is permitted under
Item 601(b)(8) of Regulation S-K, the tax opinions will be qualified to the extent governing authority is insufficiently clear on the matter.

4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.
     Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.   Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The disclosure requested by the staff has been added at page 53 of the base prospectus.

6.   Please confirm that the master trust will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section
     III.A.2.f. of the Regulation AB Adopting Release (Release No. 33-8518). We
     note your disclosure on page 42 that the loan note issuing entity may use proceeds to purchase loan notes; however, we also note your disclosure in the second to last paragraph on page 2 that "alternatively, the loan note issuing entity may repay principal on a loan note." Please also revise your use of proceeds section on page 42 to describe all alternative uses of proceeds.

In accordance with Item 1101(c)(3)(i), additional loan notes are transferred to the issuing entity only upon the issuance of a new series of Notes. Please see the new disclosure added to page 2 and page 42 of the base prospectus.

7.   Please provide your analysis as to why you are not a series trust. We note statements like the following on page 73 of the base which raises the question: "The property of the Receivables Trust will be held by the
     Receivables Trustee on trust either on an undivided basis for all
     Beneficiaries or on trust on a segregated basis for certain Beneficiaries only as specified in a RTDSA Supplement."

All receivables in the securitized pool are held on an undivided basis for the benefit of all beneficiaries by the same receivables trustee. All beneficiaries have rights in and to all securitized receivables under one receivables trust.
On this basis we do not consider that there is a series trust. We refer to the sections "Issuance of Loan Notes" on page 2, "The Receivables Trust" on page
7 and "The Receivables Trust's

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Property" on pages 72 and 73 which underline the nature of the undivided beneficial interest of the loan note issuing entity as the investor beneficiary.

In respect of this undivided beneficial interest, the receivables trustee allocates monies to the investor beneficiary from time to time. During the operation of the receivables trust, these monies are then identified according to whether they represent interest, principal or other types of receivable (for example interchange) which are allocated between series while, more importantly, ineligible receivables are strictly separated from eligible receivables by ring-fencing ineligible receivables exclusively for the benefit of the originator and not the investor beneficiary or the investors. See in particular the amendments in the section entitled "The Receivables Trust Property" on page
72 and the existing statement "Each Investor Beneficiary and each Originator
Beneficiary is beneficially entitled to an undivided interest in the pool of eligible receivables. The Originator Beneficiary is beneficially entitled to the entire pool of Ineligible Receivables and is solely entitled to all collections on Ineligible Receivables" on page 73 in the section entitled "General
Entitlement of Beneficiaries to Receivables Trust Property".

Base Prospectus Transaction Overview, 1 General

8.   Your summary should provide a brief discussion of the size and material characteristics of the asset pool. Please revise here or in an appropriate place in the prospectus supplement. Refer to Item 1103(a)(2) of Regulation
     AB.

The disclosure requested by the staff has been added at page 7 of the base prospectus.

9.   Please also provide a brief summary of circumstances of when pool assets can otherwise be added, removed or substituted. Refer to Item 1103(a)(6) of
     Regulation AB.

The disclosure requested by the staff has been added at page 2 of the base prospectus.

Structural Diagram of the Securitisation Programme, page 1

10.  Please consider revising your diagram to identify the names of the respective transaction parties.

The changes requested by the staff have been made.

11.  We could not locate disclosure regarding the role of the "Dormant Investor
     Beneficiary." Please revise or advise. Refer to Item 1100(d) of Regulation
     AB.

The Dormant Investor Beneficiary was set up to allow for the ability to add future structural features and has not commenced business. To the extent any future business conducted by the Dormant Investor Beneficiary results in structural changes, then there will either need to be a post-effective amendment of the Registration Statement or the filing of a new registration statement. As such, we believe additional disclosure regarding the Dormant Investor
Beneficiary is currently unnecessary.

Issuance of Loan Notes, page 2

12.  Please revise to specify whether security holder approval is necessary for additional issuances of loan notes and whether security holders will receive notice. Similarly specify for additional issuances of notes on page
     3. Refer to Item 1103(a)(4) of Regulation AB.

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New disclosure has been added on pages 2 and 3 as requested by the staff.

The Originator, page 6

13.  We note that you may purchase portfolios of revolving credit card accounts.
     Please confirm that you will identify originators that originated or are expected to originate 10% or more of the pool assets. Refer to Item 1110(a)
     of Regulation AB. Furthermore, please confirm that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB

Any originators that originate or are expected to originate 10% or more of the pool assets will be identified as required pursuant to 1110(a) of Regulation AB.
Any origination program will be disclosed if it is sponsored by an entity which is expected to originate 20% or more of the pool assets.

Final Redemption, page 12

14.  We note that if amounts available to the issuing entity are insufficient, or if proceeds after enforcement are insufficient to pay in full any amount due on the respective notes, then the note holders may become bound by the terms of the post enforcement call option that you describe on page 14.
     With a view towards disclosure, please tell us in greater detail how the post enforcement call option would work, including the impact, if any, of the post enforcement call option on holders of other series issued by the issuing entity.

The call option can only be exercised on either (i) the day 20 days after the interest payment date that falls on the final redemption date for a series of notes or (ii) in the event that the security is enforced, the date on which the note trustee determines that the proceeds of such enforcement are insufficient, after payment of all other claims ranking in priority to that series of notes, to pay in full any amount due in respect of those notes, after paying in full any amounts available to pay amounts outstanding under those notes. See the section entitled "Post Enforcement Call Option" on page 14 of the base prospectus. As such, the call option will have no impact on security holders as it can only be exercised after all possible payments on the relevant securities have been made. Thus, the post enforcement call option has no impact on security holders of other series issued by the issuing entity.

15.  Considering your call option, please give us your analysis of whether the title of your securities should include the word "callable." Refer to Item
     1113(f)(2) of Regulation AB and section III.B.6. of the Regulation AB adopting release. If so, please revise the title of your securities on the cover pages of the base prospectus and the prospectus supplement.

As discussed in 14 above, the call option can only be exercised after the final maturity of the notes and will have no impact on security holders as it can only be exercised after all possible payments on the relevant securities have been made. Therefore, we do not believe the title of the securities should include the word "callable".

16.  Furthermore, we could not locate the option agreement in your exhibit list.
     Please file as an exhibit or advise.

In light of the answers in 14 and 15 above, we believe this agreement is not material to investors.

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Credit Enhancement, page 13

17.  We note your disclosure that credit enhancement "will be described further in the relevant prospectus supplement/final terms." We also note your disclosure on page 71 under "Credit Enhancement" that enhancement may include "any other contract or agreement." Please note that all forms of credit enhancement you contemplate must be described in the base prospectus. Please revise your base prospectus accordingly or advise.
     Please also revise your prospectus supplement to provide form of disclosure indicating that you will provide all of the information as outlined in Item
     1114 of Regulation AB. Refer to Item 1103(a)(3)(ix).

The disclosure has been revised in the places indicated by the staff. Please see the revisions on pages 70 and 196 as requested by the staff.

18.  Please provide in an appropriate place here or in the prospectus supplement, a brief summary of how losses not covered by enhancements or credit support will be allocated to the securities or classes of securities. Refer to Item 1103(a)(3)(ix).

The disclosure requested by the staff has been added at page 13 of the base prospectus.

Interest, page 18

19.  We note that each note will accrue interest at either a fixed or floating rate, which will be specified in the prospectus supplement. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

The terms and conditions of the notes only contemplate the use of floating interest rates based on LIBOR or EURIBOR and fixed interest rates in sterling,
Euros or U.S. Dollars. No notes will be issued with interest computed on the basis of an index of any nature.

Series expense loan drawings, page 43

20.  We note your disclosure here that the issuing entity will pay amounts due on the series expense loan from excess spread. Because the expense will be paid or will be payable out of the cash flows from the pool assets, please include them in your table on page 9. Refer to Item 1113(c) of Regulation
     AB.

The fee table on page 10 has been revised as requested by the staff.

Administration Agreement, page 45

21.  If material to investors, please describe the material terms of your
     Administration Agreement and file the agreement as an exhibit. Refer to
     Item 1100(d) of Regulation AB.

The current disclosure on page 45 of the base prospectus is all that will be material to investors. A copy of such agreement is filed as Exhibit 4.9.

HSBC Bank PLC, page 52

22.  Please revise to also identify HSBC as originator.

The disclosure requested by the staff has been added at page 51 of the base prospectus.

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Account Origination, page 55

23.  We note that additional accounts in the future may be selected using eligibility criteria different from those used in selecting the designated accounts. Please revise to disclose that you will disclose any material changes to your pool selection criteria or procedures on Form 10-D or advise. Refer to Item 1121(a)(14) of Regulation AB.

The disclosure requested can be found in the first paragraph on page 187 of the base prospectus.

The Receivables Trust, page 71

24.  Please revise to disclose when the Receivables Trust was formed. We note you have already issued a series of notes disclosed in Appendix A.

The changes requested by the staff have been made on page 70 of the base prospectus.

Description of Swap Agreements, page 169

25.  Please confirm that in any case, a swap agreement will not be based on anything other than an index for interest or currency or tell us how the agreement would meet the definition of an asset backed security.

The only swap agreements that may be entered into in connection with a class or series of notes will be interest swap agreements and foreign exchange swap agreements.

APPENDIX B. FORM OF PROSPECTUS SUPPLEMENT/FINAL TERMS, PAGE 193

Cover Page, page 193

26.  Please revise to identify the "issuing entity" with respect to the notes.
     Please also revise to indicate that Turquoise Funding 1 Limited is also the
     "Issuing entity" with respect to the loan notes.

The revisions requested by the staff have been made on page 192 of the form of prospectus supplement/final terms included in the prospectus.

Important Notices, page 194

27.  Please refer to the fifth paragraph and delete the first sentence. Please note that a disclaimer for material information made by an underwriter or their affiliates is inappropriate.

The deletion requested by the staff have been made on page 193 of the form of prospectus supplement/final terms included in the prospectus.

28.  Please refer to the second to last paragraph on page 195. We note that if the terms in the prospectus supplement/final terms "differ" from the terms in the base prospectus, the terms in the prospectus supplement/final terms will apply. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.
     Please revise accordingly.

The text referred to by the staff has been deleted from page 194 of the form of prospectus supplement/final terms included in the prospectus.

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Receivables Information, page 210 General

29.  We could not locate disclosure for the asset pool related to balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please provide a cross reference to disclosure elsewhere in your prospectus or revise. Refer to Item 1111(b)(8)(vii) of Regulation AB.

The disclosure requested by the staff appears on page 67 of the base prospectus under the heading "Reductions in Receivables, Early Collections and Credit
Adjustments", and has been cross-referenced in footnote 2 to the table presenting Net Charge-Off Experience for the Securitised Portfolio (page 209).

Composition by Period of Delinquency, page 213

30.  Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and
     Item 1101(d) of Regulation AB.

Delinquent assets will be limited to less than 20% of the asset pool.

31.  We note your disclosure on page 58 of the base prospectus that "an account is normally charged off on the 180th day of delinquency." Please note that at a minimum, delinquency information should be presented through charge-off by number of accounts as well as by dollar amounts. Please revise to indicate that you will present delinquency information through charge-off. Refer to Item 1100(b)(1) of Regulation AB and Instruction 1.b.
     of Item 1101(c).

The revisions requested by the staff have been made on page 212 of the prospectus supplement/final terms.

Plan of Distribution, page 215

32.  We note your disclosure in the last paragraph that "fees and commissions payable on the issue of the Notes will be deducted from the gross proceeds of the issue." We also note, however, on page 42 and 43 of the base prospectus that fees and commissions arising from issuance will be paid from drawing on a Series Expense Loan. Please revise your disclosure as appropriate for consistency or advise.

The fees and commissions payable on the issue of the Notes will be paid for by the Series Expenses Loan. Please see the existing sentence in the last paragraph on page 214 that reads: "the net proceeds of the issue of the Notes after exchanging such amounts into sterling pursuant to the Swap Agreement. . . will be applied by the Issuing Entity, together with the Expenses Loan, to purchase the Series 200[.]-[.]Loan Notes issued by the Loan Note Issuing Entity on the closing date". We have also amended the disclosure on page 42 of the base prospectus.

PART II

Signatures, page II-6

33.  Please revise your signature pages. For each co-registrant, the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. If the registrant is a foreign person, the registration statement shall also be signed by its authorized representative in the United States. Refer to
     Instructions for Signatures on Form S-3.

                                        7

The revisions requested by the staff have been made.

34.  Please revise the signature page on II-6 to indicate that Turquoise Card
     Backed Securities plc is the "issuing entity" of the notes, not the issuer.

Consistent with Instruction V.B of Form S-3, the issuing entity is not required to sign the Registration Statement and, therefore, the signature page formerly at page I-6 has been removed.

                                    * * * * *

     Please feel free to contact Lewis Cohen at (212) 878-3144 or Byron Hing at
(212) 878-3213 with any questions or comments you may have regarding this matter.

                                        Regards,

                                        Lewis Rinaudo Cohen

cc: Rolaine Bancroft
    Securities and Exchange Commission

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